

Mail Stop 4628

September 16, 2015

Clayton W. Williams, Jr.
President and Chief Executive Officer
Clayton Williams Energy, Inc.
6 Desta Drive, Suite 6500
Midland, TX 79705

> **Re: Clayton Williams Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **Form 10-Q for the Quarterly Period Ended June 30, 2015**
> **File No. 1-10924**

Dear Mr. Williams.:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Risk Factors, page 20

1. Please expand your risk factor disclosure to provide more specific information that focuses on actual risks that you are facing in light of the current market conditions and predicted volatility. In this regard, we note that as a result of the recent downturn in oil prices, you have temporarily suspended drilling activity, amended your credit facility and made significant cuts in overhead and capital expenditures.

<u>Properties</u>

<u>Reserves, page 30</u>

2.   Disclosure in your filings indicates that there has been significant variance in recent years between planned and actual conversion of proved undeveloped reserves, in terms of both costs and volumes converted. For example, disclosure in your Form 10-K for the year ended December 31, 2013, indicates that you expected to develop approximately 37.5% of your proved undeveloped reserves in 2014 at a cost of approximately $221.2 million. However, during 2014 you actually converted approximately 6.7% of your proved undeveloped reserves at a cost of approximately $46.9 million. Actual results for the years ended December 31, 2012 and 2013 varied in a similar fashion as compared to estimates from prior years. For each of these years, describe for us, in reasonable detail, the specific facts and circumstances that caused your actual conversion expenditures and volumes to be significantly different than the estimates from the prior years.

3.   We note that during the year ended December 31, 2014 you recorded a downward revision of PUD's to probable reserves of 4,911 MBOE as a result of the five year development rule. Regarding this revision tell us the following:

- When the volumes were originally booked as PUDs;

- The year they were scheduled for development at the time of initial booking;

- Any subsequent revisions to the initial development date, along with reasons for any such subsequent revisions; and,

- The specific facts and circumstances that led to your decision to reclassify these reserves to probable.

4.   For your reported proved reserve balances as of each of the years ending December 31, 2014, December 31, 2013 and December 31, 2012, provide us an aging and roll-forward that shows the year-end balance broken down by the year in which the volumes were originally booked, and the changes/revisions, also by year booked, that have been made to those volumes since being recorded as proved.

5.   For the years ended December 31, 2014, December 31, 2013, December 31, 2012 and December 31, 2011, tell us the number of PUD locations scheduled to be drilled in the following year per the year end reserve report and the number of wells actually drilled. For example, tell us the number of PUD locations scheduled to be drilled during 2012 according to the development schedule underlying your December 31, 2011 reserve report and the number of PUD locations actually drilled during 2012

Alternative Pricing Cases, page 33

6.   Disclosure accompanying the presentation under this heading indicates, in part, that "costs were adjusted to reflect expected reductions in capital costs and well operating costs consistent with the projected price environment". Tell us, and revise your disclosure to describe, in reasonable detail, the methodology used to determine costs, your basis for concluding that the methodology and resulting costs were reasonable, and how the resulting costs compared to corresponding costs used in preparing your estimates of proved reserves and standardize measure as of December 31, 2014.

Acreage, page 38

7.   Tell us the extent to which you have assigned any proved undeveloped reserves to locations which are currently scheduled to be drilled after lease expiration. If your proved undeveloped reserves include any such locations, expand your disclosure here or in an appropriate section elsewhere to explain the steps which would be necessary to extend the time to the expiration of such leases.

Form 10-Q for the Quarter Ended June 30, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Revolving credit facility, page 42

8.   Update your discussion of the revised debt covenant to indicate your current level of compliance – that is, quantify your current consolidated indebtedness to consolidated EBITDAX.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or in his absence, Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489, if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar, Staff Attorney, at (202) 551-3844, or me at (202) 551-3745, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources